Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

2Q FY2014 Earnings Release Conference Q&A

Orders

Q. What are the order forecasts for the October to December 2013 quarter and the January to March 2014 quarter, including trends by individual applications and regions?

A. The general direction that we anticipate is for SPE orders to remain at about the same levels as in the previous quarter. We also do not expect substantial changes in the breakdown by application. With regard to individual regions, we expect investment in Japan and the US to increase.

Q. What are the relative strengths of orders by product types?

A. Investment in new fab began in this second half of the year, and as a result thermal processing systems account for a larger portion. Also, cleaning systems are growing significantly.

Q. Orders are expected to remain strong, but which final products will be the drivers in 2014?

A. Demand for mobile terminals and tablets, particularly high-end devices, will continue to drive development of state-of-the-art logic technology and investment in equipment. With regard to memory, demand for high-end mobile devices will drive the volume of mobile DRAM and NAND, and we expect investment in equipment to remain brisk.

WFE

Q. What is the forecast for the wafer fab equipment (WFE) market in 2014?

A. In 2014, we expect the market to grow by about 10% and to be in the $32 billion to $33 billion range.

Trends By Product and Rising Market Share

Q. Do you expect TEL’s sales and market share to grow at rates higher than the market averages in 2014?

A. As the WFE market grows, we aim to achieve growth in sales and market share at levels equal to or higher than the market. As customers start to bring new plants online, we expect sales of thermal processing systems and improvement in our share of the cleaning systems market to boost growth. Etch systems seem to be a little behind, but we are hoping to catch up as quickly as possible.

Q. When will STT-MRAM be a driver of orders and equipment investment?

A. We expect that STT-MRAM will be adopted to replace some embedded DRAM in logic, in 2016.

Merger

Q. If the calculations produce a premium of 6%, isn’t that too low?

A. As the merger is business integration from equal positions with shares as 100% of the consideration, we do not believe that it is appropriate to make a simple comparison with a cash acquisition.

Q. What is the merger schedule?

A. The closing is expected for the second half of 2014, but we hope to implement it as soon as possible, in the summer of next year or even earlier.

Q. Are there any issues that TEL wishes to resolve prior to completing the merger?

A. First, we will review our policies relating to PV. Second, we will investigate raising efficiency by consolidating sites and other actions. Third, with regard to personnel, as business is currently growing we wish to implement appropriate placement of personnel without taking any actions that will lower morale such as terminating employees. Fourth, we plan to strengthen and increase our original technologies.

Q. There was no mention of PV in the merger press release. Have there been any agreements with AMAT concerning PV?

A. We are unable to discuss the specifics until the merger.

Q. The new integrated company will be listed on the foreign section of the Tokyo Stock Exchange. What are management’s intentions concerning removal from TOPIX and other stock indexes?

A. Under the current rules, the new company will be treated as a foreign stock and will be removed from TOPIX. We would like to remain in TOPIX, and we plan to discuss whether this is possible with the Tokyo Stock Exchange in the future. Since capital markets are now global, we hope that the Tokyo Stock Exchange will adopt a positive attitude towards examining its policy of including only domestic stocks in indexes, unlike indexes in other countries. With this business integration, we hope to receive support from the Tokyo Stock Exchange with regard to new forms of growth by Japanese firms as global leaders.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) for media inquiries: Tokyo Electron’s Public Relations Group, by mail at Tokyo

Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com; and for analyst inquiries: Tokyo Electron’s Investor Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com , or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.